TRANSMISSÃO
PAULISTA

RECEIVED
2006 MAY 12 A 11:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Data São Paulo, May 5, 2006 Ref.CT/F/2101/2006

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP No. : 20441Q107 (Common)
SEC F-6 File No. : 333-10808
No. CUSIP No. : 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

06013355

Gentleman/Madam:

We are enclosing, attached herewith, a copy of the Minutes of the Ordinary and Extraordinary General Shareholders' Meetings of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista's held on April 20, 2006, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

PROCESSED
MAY 15 2006
THOMSON
FINANCIAL

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

dlw 5/12

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000

TRANSMISSÃO PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

C.N.P.J. 02.998.611/0001-04

NIRE 35300170571

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS

DATE, TIME AND PLACE: On April 20, 2006, at 2:00 p.m., at Rua Bela Cintra, 847, 9th floor, in this City. **NOTICE:** Call Notice published on March, 29, 30 and 31, 2006, in the newspapers Diário Oficial do Estado, Folha de São Paulo and Valor Econômico. **MEMBERS PRESENT:** Shareholders representing more than two-thirds of the capital stock with voting right, according to signatures stated in the Attendance Book of the Shareholders, Board of Directors, Executive Committee, Audit Committee, Deloitte Touche Tohmatsu Auditores Independentes. **PRESIDING OFFICERS:** Chairman: Silvio Aleixo. Secretary: Luiz Carlos Mussi. **AGENDA: 1)** Accounts of the Administrators and Financial Statement as of the fiscal year of 2005; **2)** The Capital Budget for 2006, for the purposes foreseen in article 196 of Law No. 6.404/76; **3)** Imputation of R$239,354,000.00 of remuneratory interest on own capital, equivalent to R$1.603334 per lot of one thousand shares, whose credits were previously approved by the Board of Directors, at the value of the dividends owed to the shareholders regarding the fiscal year of 2005, as provided for in article 32, paragraph 3, of the Bylaws; **4)** Destination of R$97,300,000.00 to the shareholders, as additional dividends, equivalent to R$0.651773 per lot of one thousand shares, regarding the fiscal year of 2005. The shareholders stated in the share position ascertained on 04/20/2006 shall be entitled to the dividends, being the shares negotiated as from 04/21/2006 in the Stock Exchanges considered "ex-dividends". The payment shall be made without monetary adjustment within the term of 60 days after the holding of the Ordinary General Shareholders' Meeting. There will be no withholding at source, according to article 10 of Law 9.249/95; **5)** Maintenance of the profit remaining balance regarding the fiscal year of 2005, in the amount of R$109,657,492.45, in the Retained Earnings account, according to article 196, of Law No. 6.404/76, and article 8, of CVM Instruction 59/86; **6)** Election of the members of the Audit Committee, regular and alternate; **7)** Election of member of the Board of Directors to fill the vacancy opened due to resignation reason, and new election of the entire Board of Directors according to paragraph 3 of article 141 of Law 6.404/76; **8)** Ratification of the payment of premium to the administrators, according to CODEC Official Letter No. 211/2005, of 12/20/2005, and as provided for in article 152 of Law 6.404/76. **CLARIFICATIONS:** a) The matters were duly appreciated by the State Capital Defense Council - CODEC, through Opinion No. 052/2006, of 04/19/2006, that instructs the vote

of the representative of the shareholder São Paulo State Treasury; b) The Minutes were drawn up in a summarized way, according to paragraph 1 of Article 130 of Law No. 6.404/76. c) There was a request for the adoption of the MULTIPLE VOTE process submitted by the shareholder ELETROBRÁS, on 04/17/06, through correspondence PRJ-036/06, addressed to the Chief Financial Officer and Investors Relation Director, as provided for in §1, of article 141, of law 6.404/76. Therefore, for the election of members to the Board of Directors, and in accordance with CVM guidelines for all the cases, the vote dealt with in § 4, of article 141, of Law 6.404/76, will first be made, that is, the separate voting. Also, according to CVM guidelines, we have to inform the shareholders with voting right who may come to exercise the right to elect a member to the Board of Directors through separate voting (§ 4, subsection I) that, acting this way, they cannot use these shares to vote in the election using the multiple vote. **DELIBERATIONS: 1) Accounts of the administrators and financial statements as of the fiscal year of 2005**. The matter counted on the Opinions of Deloitte Touche Tohmatsu Auditores Independentes and of the Audit Committee of CTEEP and on the favorable Opinion of the Board of Directors of the Company, drawn up in the minutes of the meeting held on 04/16/2005. The matter was put to voting, being registered the abstention of the shareholder Federal Government and the contrary vote of Sindicato dos Trabalhadores na Indústria de Energia Elétrica de Campinas and AEC - Associação dos Empregados da CESP, resulting **approved** by the majority of votes, in that the other shareholders followed the vote of the São Paulo State Treasury. **2) The Capital Budget for 2006, for the purposes foreseen in article 196, of Law No. 6.404/76.** The matter counted on the favorable Opinion of the Audit Committee and on the favorable Opinion of the Board of Directors of the Company, drawn up in the minutes of the meeting held on 03/16/2006. The matter was put to voting, being registered the abstention of the shareholder Federal Government and the contrary vote of Sindicato dos Trabalhadores na Indústria de Energia Elétrica de Campinas and AEC - Associação dos Empregados da CESP, resulting **approved** by the majority of votes, in that the other shareholders followed the vote of the São Paulo State Treasury. **3) Imputation of R$239,354,000.00 of remuneratory interest on own capital, equivalent to R$1.603334 per lot of one thousand shares, whose credits were previously approved by the Board of Directors, at the value of the dividends owed to the shareholders regarding the fiscal year 2005, as provided for in article 32, paragraph 3, of the Bylaws**. The matter counted on the favorable Opinion of the Audit Committee and on the favorable Opinion of the Board of Directors of the Company, drawn up in the minutes of the meeting held on 03/16/2006. Taking the floor, the representative of the shareholders Sindicato dos Trabalhadores na Indústria

de Energia Elétrica de Campinas and AEC - Associação dos Empregados da CESP asked to inform the content of the minutes of the meeting of the Board of Directors that approved the item under discussion, informing that in the Abstract of the Minutes that was published it was stated only the contrary vote and not the reason for it, therefore, he asks to make it public to other shareholders. Taking the floor, the representative of the State Treasury informed that the documents that guided the preparation of CODEC Opinion No. 052/2006 have all the information necessary for the analysis and proposal to approve the accounts, as well as all the other matters discussed. The Chairman passed the floor to the other members as to the request of the shareholder Sindicato dos Trabalhadores na Indústria de Energia Elétrica de Campinas and AEC - Associação dos Empregados da CESP who dispensed the reading of the Minutes of the Meeting of the Board of Directors held on 03/16/2006. Taking the floor, the Chairman, in agreement with other shareholders, committed himself to forward the whole Minutes to the shareholder, determining his opinion be registered in the Minutes of the Meeting. The matter was put to voting, being registered the abstention of the shareholder Federal Government and the contrary vote of Sindicato dos Trabalhadores na Indústria de Energia Elétrica de Campinas and AEC - Associação dos Empregados da CESP and of the shareholder Fernando José Tenório Acosta, resulting **approved** by the majority of votes, in that the other shareholders followed the vote of the São Paulo State Treasury. **4) Destination of R$97,300,000.00 to the shareholders, as additional dividends, equivalent to R$0.651773 per lot of one thousand shares, regarding the fiscal year of 2005. The shareholders stated in the share position ascertained on 04/20/2006 shall be entitled to the dividends, being the shares negotiated as from 04/21/2006 in the Stock Exchanges considered "ex-dividends". The payment shall be made without monetary adjustment within the term of 60 days after the holding of the Ordinary General Shareholders' Meeting. There will be no withholding at source, according to article 10 of Law 9.249/95.** The representative of Sindicato dos Trabalhadores na Indústria de Energia Elétrica de Campinas and AEC - Associação dos Empregados da CESP asked to be registered in the minutes the suggestion to make the payment of the dividends, as well as the payment of PLR to the employees until next Friday, 04/28/2006. Taking the floor, the Chairman informed that PLR is a matter guided by special law and the payment of bonus to the Directors has another way of computation. As to the distribution of dividends, it shall be up to the Board of Directors the deliberation on the date of payment to the shareholders, in that PLR follows a specific rule and the payment depends on authorization by competent bodies. The matter counted on favorable Opinion of the Audit Committee and on favorable Opinion of the

Board of Directors of the Company, drawn up in the minutes of the meeting held on 03/14/2006. The matter was put to voting, being registered the abstention of the representative of the shareholder Federal Government, resulting **approved** by the majority of votes, in that the other shareholders followed the vote of the São Paulo State Treasury. **5) Maintenance of the profit remaining balance regarding the fiscal year of 2005, in the amount of R$109,657,492.45, in the Retained Earnings account, according to article 196, of Law No. 6.404/76, and article 8, of CVM Instruction 59/86.** The matter counted on favorable Opinion of the Audit Committee and on favorable Opinion of the Board of Directors of the Company, drawn up in the minutes of the meeting held on 03/14/2006. The matter was put to voting, being registered the abstention of the shareholder Federal Government and contrary vote of Sindicato dos Trabalhadores na Indústria de Energia Elétrica de Campinas and AEC - Associação dos Empregados da CESP and of the shareholder Fernando José Tenório Acosta, resulting **approved** by the majority of votes, in that the other shareholders followed the vote of the São Paulo State Treasury. **6) Election of the members of the Audit Committee, regular and alternate.** The representative of the shareholder São Paulo State Treasury appointed as regular members Ana Maria Linhares Richtman, Raimundo Francisco Alencar de Melo, Tomás Bruginski de Paula and as alternate members Maria Elizabeth Domingues Cechin, José Eduardo Pessini and Neide Bertezini. Based on article 161, § 4, item "a", and article 240, of Law 6.404/76, the representative of the shareholder Centrais Elétricas Brasileiras S.A. - ELETROBRÁS appointed, as holder of preferred shares, Elisabeth Elias Bhöm as regular member and Mary Annie Cairns Guerrero as alternate member. The representative of the shareholder Federal Government appointed, as holder of more than 10% of the shares with voting right, Rômulo Rodrigues as regular member and Valter Reikiti Toguchi as alternate member. After the clarification about the matters, the Audit Committee is composed as follows: ***Regular Members***: **Ana Maria Linhares Richtman**, Brazilian, married, lawyer, Identity Card (RG) No. 604,080 (BA), Taxpayer Card (CPF) No. 084,011,605-53, resident and domiciled in this City, at Rua Ministro Ferreira Alves, 33 - apto. 41-A; **Elisabeth Elias Böhm**, Brazilian, married, lawyer, Identity Card (RG) No. 3003892639 SSP/RS, Taxpayer Card (CPF) No. 112,447,390-49, resident and domiciled at SQS 105, bloco "K", apto. 204, Asa Sul, Brasília/DF; **Raimundo Francisco Alencar de Melo**, Brazilian, judicially separated, lawyer, Identity Card (RG) No. 6,321,166, Taxpayer Card (CPF) No. 878,556,668-34, resident and domiciled in this City, at Rua Bandeirantes, 146, apto. 13; **Rômulo Rodrigues**, Brazilian, married, economist, Identity Card (RG) No. 180,996-81 (CE), Taxpayer Card (CPF) No. 220,397,831-72, resident and domiciled at Condomínio Lago Sul, conj. 6 - casa 9, Brasília/DF;

Tomás Bruginski de Paula, Brazilian, single, economist, Identity Card (RG) No. 1,554,630-1, Taxpayer Card (CPF) No. 092,553,068-98, resident and domiciled in this City, at Rua Simão Álvares, 175, apto. 6. ***Alternate Members***: **Maria Elizabeth Domingues Cechin**, Brazilian, married, economist, Identity Card (RG) No. 1,354,466 SSP/DF, Taxpayer Card (CPF) No. 288,153,271-34, resident and domiciled in this City, at Rua Pedroso Alvarenga, 263 - apto. 72; **Mary Annie Cairns Guerrero**, Brazilian, married, Graduate in Modern Languages and International Relations, Identity Card (RG) No. 2,018,232, Taxpayer Card (CPF) No. 550,646,557-20, resident and domiciled at Praia do Flamengo, 66 - Bloco A - 8º andar, Rio de Janeiro/RJ; **José Eduardo Pessini**, Brazilian, divorced, business administrator, Identity Card (RG) No. 5,674,426-2, Taxpayer Card (CPF) No. 815,293,338-49, resident and domiciled in this City, at Rua Baronesa de Itu, 821 - apto. 81; **Valter Reikiti Toguchi**, Brazilian, single, economist, Identity Card (RG) No. 1,258,368 (GO), Taxpayer Card (CPF) No. 290,313,461-87, resident and domiciled at SGAN, 914, Conjunto H, Bloco B, Sala 35, Brasília/DF; **Neide Bertezini**, Brazilian, married, bachelor of laws, Identity Card (RG) No. 3,803,591-1, Taxpayer Card (CPF) No. 045,135,018-98, resident and domiciled in this City, at Alameda Campos do Jordão, 105. The inauguration in the offices of Audit Committee members shall follow the requirements, impediments and procedures foreseen in the Corporate Law and its amendments, including the submittal of a statement of properties. As regards their terms of office, they will perform their duties until the next Ordinary General Shareholders' Meeting. If it is impossible for the regular member to attend the meetings, an alternate member shall be called to participate in the meetings. The members of the Audit Committee shall receive a monthly remuneration of 0,1 (one-tenth) of the monthly average of the remuneration paid to the Executive Committee, according to the values established by CODEC, limited to one remunerated session per month, since the attendance is proven. **7) Election of member of the Board of Directors to fill the vacancy opened due to resignation reason, and new election of the entire Board of Directors according to paragraph 3 of article 141 of Law 6.404/76.** Taking the floor, the Chairman informed the shareholders present that according to CVM guidelines, the election of the members of the Board of Directors shall be made according to § 4 of article 141 of law 6.404/76, that is, through separate voting. Taking the floor, the representative of the shareholder ELETROBRÁS exercised his right, based on subsection II of the referred to legal provision, appointing Rogério da Silva. Taking the floor, the Chairman opened the voting process through multiple vote, informing that the Board of Directors is composed by up to 16 (sixteen) members. Considering that 1 (one) vacancy was already filled by the separate voting and that, as provided

for in article 36, of the Bylaws, a vacancy is assured to the employees, there are 14 vacancies to be filled through multiple vote; he asked to be informed of the number of common shares necessary for the election of 1 (one) member of the Board of Directors through the multiple vote election. After verified the total, the necessary number of shares by the shareholders present is 4,002,288,142 (four billion, two million, two hundred and eighty-eight thousand, one hundred and forty-two shares) to elect 1 member of the Board of Directors, being observed the rule stated in the *"caput"* of article 141, of the Corporate Law. The representative of the shareholder Federal Government appointed Claudiano Manoel de Albuquerque and Valter Correia da Silva. Following, the representative of the shareholder ELETROBRÁS appointed Vladimir Muskatirovic. Taking the floor, the representative of the shareholder São Paulo State Treasury appointed, based on CODEC Opinion No. 052/06, of 04/19/06, Mauro Guilherme Jardim Arce, Ruy Martins Altenfelder Silva, Antônio Rubens Costa de Lara, Antonio Carlos Rizeque Malufe, Carlos Pedro Jens, Fernando Maida Dall'Acqua, Luiz Tacca Júnior, Miguel Carlos Fontoura da Silva Kozma, Mônica Herman Salem Caggiano, Norberto de Franco Medeiros, Silvio Aleixo. The Board of Directors elected is composed as follows: **Antonio Carlos Rizeque Malufe**, Brazilian, judicially separated, lawyer, Identity Card (RG) No. 3,972,233, Taxpayer Card (CPF) No. 382,958,908-59, resident and domiciled in this City, at Rua Eliseu Visconti, 41; **Antônio Rubens Costa de Lara**, Brazilian, married, lawyer, Identity Card (RG) No. 3,164,972-5, Taxpayer Card (CPF) No. 198,968,408-49, resident and domiciled at Rua Itapura de Miranda, 143, apto. 71, Santos/SP; **Carlos Pedro Jens**, Brazilian, married, civil engineer, Identity Card (RG) No. 2,701,036, Taxpayer Card (CPF) No. 003,300,198-72, resident and domiciled in this City, at Rua Marcos Melega, 150, apto. G3; **Claudiano Manoel de Albuquerque**, Brazilian, married, bachelor of social communication, Identity Card (RG) No. 299,612 SSP/DF, Taxpayer Card (CPF) No. 084,565,931-68, resident and domiciled at SHIN QI, 11 CJ. 11 - casa 11, Brasília/DF; **Fernando José Tenório Acosta**, Brazilian, married, bachelor of law, Identity Card (RG) No. 7,139,645-7, Taxpayer Card (CPF) No. 953,603,608-87, resident and domiciled in this City, at Rua Pedro Vilalobos Martin, 194; **Fernando Maida Dall'Acqua,** Brazilian, married, agronomist, Identity Card (RG) No. 4,146,438-2, Taxpayer Card (CPF) No. 655,722,978-87, resident and domiciled in this City, at Rua Carlos Queiroz Telles, 81, apto. 131; **Luiz Tacca Júnior**, Brazilian, married, economist, Identity Card (RG) No. 534,426 (SSP/DF), Taxpayer Card (CPF) No. 580,208,378-68, resident and domiciled in this City, at Rua Campos Bicudo, 153, apto. 154; **Mauro Guilherme Jardim Arce,** Brazilian, married, electrician engineer, Identity Card (RG) No. 2,550,634, Taxpayer Card (CPF) No. 107,894,648-53, resident and domiciled in this City, at Rua Canário,

943, apto. 62; **Miguel Carlos Fontoura da Silva Kozma,** Brazilian, married, agronomist, Identity Card (RG) No. 7,539,583, Taxpayer Card (CPF) No. 007,192,428-00, resident and domiciled in this City, at Rua Flávio Queiroz de Morais, 245; **Mônica Herman Salem Caggiano,** Brazilian, married, lawyer, Identity Card (RG) No. 3,723,202, Taxpayer Card (CPF) No. 593,107,078-87, resident and domiciled at Alameda Piratinins, 138 - Alphaville, Barueri/SP; **Norberto de Franco Medeiros**, Brazilian, married, engineer, CREA No. 11,570/D - 5ª Região, Taxpayer Card (CPF) No. 005,463,997-20, resident and domiciled at Rua General Urquiza, 155, apto. 501, Rio de Janeiro/RJ; **Rogério da Silva**, Brazilian, married, sociologist, Identity Card (RG) No. 4,978,194-7, Taxpayer Card (CPF) No. 609,549,738-87, resident and domiciled in this City, at Rua Marco Aurélio, 619; **Ruy Martins Altenfelder Silva**, Brazilian, married, lawyer, Identity Card (RG) No. 2,417,826, Taxpayer Card (CPF) No. 028,677,108-04, resident and domiciled in this City, at Rua Marechal Hastimphilo de Moura, 338-B-5D; **Silvio Aleixo**, Brazilian, married, electrician engineer, Identity Card (RG) No. 8,290,187, Taxpayer Card (CPF) No. 711,695,478-34, resident and domiciled in this City, at Rua Dr. Cândido Mota Filho, 521, apto. 54; **Valter Correia da Silva,** Brazilian, married, bachelor of social communication, Identity Card (RG) No. 9,695,219 SSP-SP, Taxpayer Card (CPF) No. 041,304,888-80, resident and domiciled in this City, at Rua Dr. Lacerda de Oliveira, 77; **Vladimir Muskatirovic,** Brazilian, divorced, lawyer, Identity Card (RG) No. 9,547,768-8, Taxpayer Card (CPF) No. 087,004,088-08, resident and domiciled at SQN 314 Bloco H, apto. 205, Brasília/DF. The councilmembers elected shall perform their duties according to the bylaws and the inauguration in the offices shall follow the requirements, impediments and procedures foreseen in the Corporate Law and its amendments, including the submittal of a statement of properties. The monthly remuneration of each member of the Board of Directors corresponds to 0.2 (two-tenths) of that paid to the Chief Executive Officer of the Company, with at least one monthly meeting, according to the bylaws. The member of the Board of Directors who is absent from two consecutive meetings shall not receive the remuneration regarding the month in which it is verified the accumulation of absences. The members of the Board of Directors shall also receive an annual bonus, as foreseen in article 4, of CODEC Deliberation No 01/91. **8) Ratification of the payment of premium to the administrators, according to CODEC Official Letter No. 211/2005, of 12/20/2005, and as provided for in article 152 of Law 6.404/76.** The representative of the shareholder São Paulo State Treasury, based o CODEC Opinion No. 052/06, proposes the establishment of the remuneration of the members of the Executive Committee in the amount of R$ 14,800.00 (fourteen thousand and eight hundred reais) as from January, 2006, according to CODEC Opinion No. 150 of December 14, 2005.

Moreover, the members of the Executive Committee shall receive an annual bonus foreseen in article 4, of CODEC Deliberation No. 01/91. As regards the remuneration of the Executive Committee, the guidelines of this College, specially articles 2 to 6, of CODEC Deliberation No. 01/91 shall be followed. In the case of office accumulation, the Director shall receive only one remuneration. Finally, it is proposed the ratification of the payment already made by the Company, as premium to the administrators regarding the fiscal year of 2005, according to CODEC official letter 211/2005, and considering article 152 of Law 6.404/76, in the global total gross amount of R$ 377,784.00 (three hundred and seventy-seven thousand, seven hundred and eighty-four reais). The matter was put to voting; taking the floor the representatives of the shareholders Sindicato dos Trabalhadores na Indústria de Energia Elétrica de Campinas and AEC - Associação dos Empregados da CESP and Fundação CESP asked to state the following vote: "Sindicato dos Eletricitários votes contrary to the distribution of Bonus regarding 6 monthly paid salaries of the Executive Committee Officers and Councilmembers since the funds come from the Company's profit and it should be equally distributed to every employee". "AEC votes contrary to this decision because it understands that any bonus should be paid to every employee notwithstanding his/her position". After registering the contrary votes and the abstention of the representative of the Federal Government, the matter resulted **approved** by the majority of votes, in that other shareholders agreed upon with the vote of the State Treasury. **CLOSING AND SIGNATURE OF THE MINUTES:** As the floor was no longer requested, the Chairman closed the Ordinary and Extraordinary General Shareholders' Meetings, requesting these minutes to be drawn up, that after read and approved were signed by the presiding officers and shareholders present who constitute the majority necessary for the deliberations passed. Silvio Aleixo, Chairman; Luiz Carlos Mussi, Secretary; Cláudia Polto da Cunha, for São Paulo State Treasury; Adrienne Gianetti Nelson de Senna, for the Federal Government; Ana Paula Imbroisi Rebello, for Centrais Elétricas Brasileiras S.A - ELETROBRÁS; José Francisco Grecco, for Departamento de Águas e Energia Elétrica - DAEE; José Carlos Baptista do Nascimento, for Companhia do Metropolitano de São Paulo – METRÔ; Valdivino Ferreira dos Anjos, for Sindicato dos Trabalhadores na Indústria de Energia Elétrica de Campinas and AEC - Associação dos Empregados da CESP and Sindicato dos Trabalhadores nas Empresas de Produção, Geração, Transmissão, Distribuição, Construções de Tubulações, Transportes de Gás Canalizado, Energia Elétrica, Eclusas and Serviços de Administração de Hidrovias in cities of the states of São Paulo, Mato Grosso do Sul and Minas Gerais; Maria Cristina Biselli Ferreira, for Companhia de Saneamento Básico do Estado de São Paulo - SABESP; Vanessa Leonel Prado, for Norges

Bank, TCW Américas Development Association LP and State of Wisconsin Investment Board Master Trust; Fernando José Tenório Acosta; Amadeu Zamboni Neto, Régis Reis, Deloitte Touche Tohmatsu Auditores Independentes; Raimundo Francisco Alencar de Melo, Tomás Bruginski de Paula and Rômulo Rodrigues, Audit Committee members.

São Paulo, April 20, 2006

Silvio Aleixo	Luiz Carlos Mussi
Chairman	Secretary